Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 20, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 9 dated October 10, 2017, Supplement No. 10 dated November 9, 2017, and Supplement No. 11 dated December 12, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 12 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 12 is to disclose:

•	the status of our public offering; and
•	our recent acquisition of the Avery Point Apartments, a residential property located in Indianapolis, Indiana.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016.  We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in such shares of our common stock pursuant to our distribution reinvestment plan.  As of December 14, 2017, we had received and accepted investors’ subscriptions for and issued 2,841,594 shares of our Class A common stock, 301,074 shares of our Class R common stock and 3,290,785 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $154,927,408, including $3,012,199 in shares issued pursuant to our distribution reinvestment plan.

As of December 14, 2017, approximately 35,385,252 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2019, unless extended, or the date on which the maximum offering amount has been sold.

Our Acquisition of the Avery Point Apartments

On December 15, 2017, we acquired a fee simple interest in a 512-unit multifamily residential community located in Indianapolis, Indiana, commonly known as Avery Point Apartments, or the Avery Point property, through STAR III Avery Point, LLC, or STAR III Avery Point, a wholly-owned subsidiary of our operating partnership.

Financing and Fees
STAR III Avery Point acquired the Avery Point property from an unaffiliated third-party seller for a contract purchase price of $44,600,000, exclusive of closing costs. STAR III Avery Point financed the purchase price for the Avery Point property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $31,220,000 from Berkeley Point Capital LLC, which we refer to as the “lender,” through the Freddie Mac Green Advantage Capital Markets Execution Program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Avery Point loan.” For additional information on the terms of the Avery Point loan, see “—Avery Point Loan” below.

Our advisor earned an acquisition fee of approximately $955,000 in connection with the acquisition of the Avery Point property.
Description of the Property
The Avery Point property was constructed in 1986 and consists of 58 two-story buildings and is situated on an approximately 35-acre site. The Avery Point property is comprised of 256 one-bedroom units, 104 two-bedroom units and 152 two-bedroom townhomes. Apartment homes at the Avery Point property average 912 square feet with an average monthly rent of $778. Apartment home amenities at the Avery Point property include fully equipped kitchens, private patios or balconies, private entrances, walk-in closets, and fireplaces. Property amenities at the Avery Point property include a clubhouse and business center, fitness center, swimming pool, community patio with grilling stations, tennis courts, a volleyball court, covered parking and a dog park. As of November 26, 2017, the Avery Point property was approximately 94.1% occupied. We believe the Avery Point property is adequately insured.

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Avery Point Loan

In connection with the acquisition of the Avery Point property, STAR III Avery Point borrowed $31,220,000 from the lender pursuant to the Avery Point loan. The Avery Point loan has an 84-month term with a maturity date of January 1, 2025. STAR III Avery Point paid a loan origination fee of $160,000 to the lender in connection with the Avery Point loan.

Interest on the outstanding principal balance of the Avery Point loan accrues at a rate of 3.82% per annum. Beginning February 1, 2018, STAR III Avery Point will pay a monthly interest payment of approximately $3,313 multiplied by the number of days in the month prior to the due date. Beginning February 1, 2021, and continuing until the maturity date, a monthly payment of interest and principal of approximately $145,828 is due and payable on the first day of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Avery Point loan is due and payable in full on the maturity date.

STAR III Avery Point may voluntarily prepay all of the unpaid principal balance of the Avery Point loan and all accrued interest thereon and other sums due to the lender under the Avery Point loan documents following the first year of the Avery Point loan, provided that STAR III Avery Point provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Avery Point loan.

The performance of the obligations of STAR III Avery Point under the Avery Point loan is secured by a Multifamily Mortgage, Assignment of Rents, Security Agreement and Fixture Filing with respect to the Avery Point property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR III Avery Point will assign all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Avery Point loan documents.

We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Avery Point is personally liable under the Avery Point loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.

Management of Property

On the closing date of the acquisition of the Avery Point property, STAR III Avery Point and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive manager and leasing agent of the Avery Point property. STAR III Avery Point pays the property manager a monthly management fee in an amount equal to 3% of the Avery Point property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement.

The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days’ prior written notice of its desire to terminate the Property Management Agreement. STAR III Avery Point may terminate the Property Management Agreement at any time upon 30-days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Avery Point without cause, STAR III Avery Point will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.

STAR III Avery Point also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and revitalization from time to time at the Avery Point property for a construction management fee in an amount equal to 6% of the total cost of the improvements and revitalization. In addition to the construction management fee, if PCL provides additional staffing for an improvement or revitalization, STAR III Avery Point will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days’ prior written notice to the other party.

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